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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
SpectraLink Corporation

Full Name of Registrant

Former Name if Applicable
5755 Central Avenue

Address of Principal Executive Office (Street and Number)
Boulder, Colorado 80301

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
SpectraLink Corporation (“Registrant”) requires additional time to complete the review and processing of its Form 10-Q for its fiscal quarter ended March 31, 2006. On January 3, 2006, Registrant acquired KIRK telecom A/S based in Denmark (“KIRK telecom”) and subsequently devoted considerable time and effort reconciling Danish generally accepted accounting principles with US generally accepted accounting principles to consolidate the financial statements of the Company and KIRK telecom. As a result, Registrant has not had sufficient time to finish compiling certain financial and narrative information required to complete its Form 10-Q by May 10, 2006, the initial filing date, without unreasonable effort or expense. Registrant expects to file its completed Form 10-Q on or before May 15, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Carolyn Smyth	303	440-5330
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates that its statement of operations for its fiscal quarter ended March 31, 2006, which is the period of the subject report, will reflect significant change in its results of operations for that period as compared to its results of operations for the corresponding fiscal quarter ended March 31, 2005, primarily reflecting the inclusion in its results of operations starting January 3, 2006 the results of KIRK telecom's operations, as well as acquisition-related expenses that are not capitalized under US GAAP. Concurrent with this notification, Registrant is filing with a current report on Form 8-K a press release dated May 9, 2006, announcing that its consolidated revenue for its fiscal quarter ended March 31, 2006 was $34.0 million, as compared to $20.6 million consolidated pro forma revenue for its fiscal quarter ended March 31, 2005. Registrant respectfully submits that its results of operations for its fiscal quarter ended March 31, 2006 should be presented in full, within the context of its consolidated financial statements and its Quarterly Report on Form 10-Q.

SpectraLink Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2006	By	/s/ Carolyn Smyth